SHAREHOLDER  MEETING

On March 20, 2003, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                   WITHHELD                           FOR
                   AUTHORITY

Maureen R. Ford    6,788,023                         79,814
Charles L. Ladner  6,779,102                         88,735
Dr. John Moore     6,781,544                         86,293

The preferred shareholders elected Ronald Dion to serve until his respective successor is duly elected and qualified, with the votes tabulated as follows:
425 FOR and 0 WITHHELD AUTHORITY.

The shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending May 31, 2003, with the votes tabulated as follows: 6,765,366 FOR, 54,268 AGAINST and 48,627 ABSTAINING.